CYBERDEFENDER CORPORATION
617 West 7th Street, Suite 401
Los Angeles, CA 90017

July 28, 2009

VIA EDGAR

David L. Orlic, Esq.
Peggy Kim, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CyberDefender CorporationAmendment No. 2 Schedule TO Filed on July 24, 2009 File No. 005-84253

Dear Mr. Orlic and Ms. Kim:

This letter is in response to your letter dated July 27, 2009.  For your ease of reference, we have repeated comment number 2, which is the only outstanding comment, in this response.

2.           We note your response to comment three in our letter dated July 21, 2009; however, we reissue our previous comment.  Because you have incorporated by reference financial information from your Form 10-K and 10-Q, please amend and disseminate the summary financial information described in Item 1010(c) of Regulation M-A, as required by Instruction 6 to Item 10 of Schedule TO.  Refer also to Question 7 in Section H of the Third Supplement of the Manual of Publicly Available Telephone Interpretations (July 2001).

We have revised the Offering circular to include the information, as you instructed.  Please see pages 28 and 29.  We have also disseminated the amended Offering circular, as you instructed.

David L. Orlic, Esq.
Peggy Kim, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
July 28, 2009

In making this response we acknowledge that:

•	CyberDefender Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CyberDefender Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward a copy of them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

CyberDefender Corporation

By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer